UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 000-19884

Liquid Media Group Ltd.
(Translation of registrant's name into English)

#401, 750 West Pender Street, Vancouver, BC V6C 2T7 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

On June 16, 2023, Liquid Media Group, Ltd, announced that effective June 7, 2023, our wholly owned subsidiary Liquid Media Group (US) Ltd. (the “Seller”) entered into a Purchase Agreement (the “Agreement”), with IndieFlix Group, Inc. (the “IndieFlix Group”), and Impactful Group Inc., (the “Purchaser”), pursuant to which the Seller agreed to sell all the outstanding shares of common stock of the IndieFlix Group to the Purchaser for an aggregate purchase price of US$1,209,174 (the “Purchase Price”). The Purchaser is headed by the former president of the IndieFlix Group.

The Purchase Price shall be paid to the Seller by the issuance of a 6% secured promissory note (the “Note”) for the Purchase Price from the Purchaser to Liquid Media Group Ltd. The Note shall be payable commencing 18 months from issuance, with 10% of the Purchaser’s and/or the IndieFlix Group’s gross revenue as received are to be applied to such payments, with interest payable commencing six months from issuance, payable quarterly, in arrears, with the unpaid principal and accrued interest on the maturity date, which is ten years from the date of issuance. The Note is secured by a security interest in all of the present and after acquired personal property of, and all of the shares of the IndieFlix Group, pursuant to a general security agreement and security interest and pledge agreement, and is guaranteed by both of the Purchaser and the IndieFlix Group.

The foregoing description of the Agreement, the Note, general security agreement, and security interest and pledge agreement does not purport to be complete and is qualified in its entirety filed hereto as Exhibits 4.1, 4.2, 4.3 and 4.4, respectively, and incorporated herein by reference.

A news release announcing the sale of its wholly owned subsidiary Indieflix Group is attached as Exhibit 99.1.   The news release referred to in this report and attached as an exhibit hereto shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference into any filings made by Liquid Media Group Ltd. under the Securities Act of 1933, as amended, or the Exchange Act, except as may be expressly set forth by specific reference in such filing.

Exhibit No.	Document

4.1	Purchase Agreement
4.2	Secured 6% Promissory Note
4.3	General Security Agreement
4.4	Security Interest and Pledge Agreement
99.1	News Release dated June 16, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Liquid Media Group Ltd.

Date: June 20, 2023	By:	/s/ Sheri Rempel
Sheri Rempel
Chief Financial Officer